SCHEDULE 13D

CUSIP No. 25388M100	Page 1 of 21 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

DigitalThink, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

25388M100

(CUSIP Number)

Robert Raynard

WaldenVC, LLC

750 Battery Street

San Francisco, CA 94111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 24, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ™.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 25388M100	Page 2 of 21 Pages

1	NAME OF REPORTING PERSON: WaldenVC II, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 4,526,222 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 4,526,222

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,526,222

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%

14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 25388M100	Page 3 of 21 Pages

1	NAME OF REPORTING PERSON: WaldenVC II-Side, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 385,464 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 385,464

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 385,464

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%

14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 25388M100	Page 4 of 21 Pages

1	NAME OF REPORTING PERSON: Walden Media and Information Technology Fund, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 2,774,616 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 2,774,616

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,774,616

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%

14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 25388M100	Page 5 of 21 Pages

1	NAME OF REPORTING PERSON: Walden Capital Partners II, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 417,818 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 417,818

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 417,818

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%

14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 25388M100	Page 6 of 21 Pages

1	NAME OF REPORTING PERSON: WaldenVC, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 4,911,686 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 4,911,686

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,911,686

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%

14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 25388M100	Page 7 of 21 Pages

1	NAME OF REPORTING PERSON: Walden Media, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 2,774,616 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 2,774,616

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,774,616

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%

14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 25388M100	Page 8 of 21 Pages

1	NAME OF REPORTING PERSON: Walden Partners II, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 417,818 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 417,818

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 417,818

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%

14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 25388M100	Page 9 of 21 Pages

1	NAME OF REPORTING PERSON: Steven Eskenazi S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 7,720,751 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 7,720,751

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,720,751

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.5%

14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 25388M100	Page 10 of 21 Pages

1	NAME OF REPORTING PERSON: Philip Sanderson S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 11,750 8 SHARED VOTING POWER 4,911,686 9 SOLE DISPOSITIVE POWER 11,750 10 SHARED DISPOSITIVE POWER 4,911,686

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,923,436

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%

14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 25388M100	Page 11 of 21 Pages

1	NAME OF REPORTING PERSON: George Sarlo S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 13,555 (1) 8 SHARED VOTING POWER 3,192,434 9 SOLE DISPOSITIVE POWER 13,555 (1) 10 SHARED DISPOSITIVE POWER 3,192,434

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,205,989

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%

14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Shares held by the George S. Sarlo Revocable Trust Dated 12/23/91.

SCHEDULE 13D

CUSIP No. 25388M100	Page 12 of 21 Pages

1	NAME OF REPORTING PERSON: Arthur Berliner S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Unites States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 33,555 (2) 8 SHARED VOTING POWER 8,104,120 9 SOLE DISPOSITIVE POWER 33,555 (2) 10 SHARED DISPOSITIVE POWER 8,104,120

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,137,675

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3%

14	TYPE OF REPORTING PERSON (See Instructions) IN

(2)	Shares held by the Arthur S. Berliner Family Trust Dated 4/24/85.

SCHEDULE 13D

CUSIP No. 25388M100	Page 13 of 21 Pages

1	NAME OF REPORTING PERSON: Lawrence Marcus S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Unites States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 4,911,686 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 4,911,686

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,911,686

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%

14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 25388M100	Page 14 of 21 Pages

1	NAME OF REPORTING PERSON: Matthew Miller S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Unites States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 4,911,686 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 4,911,686

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,911,686

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%

14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 25388M100	Page 15 of 21 Pages

This Amendment No. 3 to Schedule 13D amends and supplements the Schedule 13D originally filed on May 29, 2002 as amended and supplemented on July 12, 2002 and March 7, 2003 by Amendments No. 1 and No. 2. and is being filed on behalf of the persons named in Item 2 below.

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, $0.001 par value per share (the “Common Stock”), of DigitalThink, Inc., a Delaware corporation (the “Issuer”), with its principal executive office at 601 Brannan Street, San Francisco, California 94107.

Item 2.	Identity and Background.

This Schedule 13D is being jointly filed by (1) WaldenVC II, L.P., a California limited partnership (“WaldenVC II”), (2) WaldenVC II-Side, L.P., a California limited partnership (“WaldenVC II-Side”), (3) Walden Media and Information Technology Fund, L.P., a California limited partnership (“WMIT”), (4) Walden Capital Partners II, L.P., a California limited partnership (“WCap2”), (5) WaldenVC, LLC, a California limited liability company (“WaldenVC”), (6) Walden Media, LLC, a California limited liability company (“Walden Media”), (7) Walden Partners II, L.P., a California limited partnership (“WP2”), (8) Steven Eskenazi, a natural person, (9) Philip Sanderson, a natural person, (10) George Sarlo, a natural person, (11) Arthur Berliner, a natural person, (12) Lawrence Marcus, a natural person, and (13) Matthew Miller, a natural person, collectively identified hereinafter as the “Reporting Persons.”

WaldenVC II is a limited partnership organized under the laws of California. Its principal business is managing investments.

WaldenVC II-Side is a limited partnership organized under the laws of California. Its principal business is managing investments.

WMIT is a limited partnership organized under the laws of California. Its principal business is managing investments.

WCap2 is a limited partnership organized under the laws of California. Its principal business is managing investments.

WaldenVC is a limited liability company organized under the laws of California. Its principal business is managing investments. It also serves as the general partner of WaldenVC II and WaldenVC II-Side.

Walden Media is a limited liability company organized under the laws of California for the purpose of managing investments. It also serves as the general partner of WMIT.

WP2 is a limited partnership organized under the laws of California. Its principal business is managing investments. It also serves as the general partner of WCap2.

Steven Eskenazi’s principal occupation is serving as Manager of WaldenVC and Walden Media. Mr. Eskenazi is a citizen of the United States of America.

Philip Sanderson’s principal occupation is serving as Manager of WaldenVC. Mr. Sanderson is a citizen of the United States of America.

SCHEDULE 13D

CUSIP No. 25388M100	Page 16 of 21 Pages

George Sarlo’s principal occupation is serving as Manager of Walden Media. Mr. Sarlo is a citizen of the United States of America.

Arthur Berliner’s principal occupation is serving as Manager of WaldenVC and Walden Media. Mr. Berliner is a citizen of the United States of America.

Lawrence Marcus’ principal occupation is serving as Manager of WaldenVC. Mr. Marcus is a citizen of the United States of America.

Matthew Miller’s principal occupation is serving as Manager of WaldenVC. Mr. Marcus is a citizen of the United States of America.

The business address of each of the Reporting Persons is 750 Battery Street, San Francisco, California 94111. During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

To facilitate the consummation of the Merger (as defined in Item 4 below), Walden VC II, WMIT, WCap2, WaldenVC II-Side and Mr. Eskenazi have each entered into a voting agreement as described in Item 4.

Item 4.	Purpose of Transaction.

Convergys Customer Management Group Inc. (“CMG”), an Ohio corporation and wholly owned subsidiary of Convergys Corporation, an Ohio corporation, Issuer and Socrates Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of CMG (the “Merger Sub”) entered into an Agreement and Plan of Merger, dated as of March 24, 2004 (the “Merger Agreement”). Pursuant to the Merger Agreement, Merger Sub will be merged with and into Issuer with Issuer continuing as the surviving corporation and a wholly owned subsidiary of CMG (the “Merger”). In the Merger, and subject to the terms and conditions of the Merger Agreement, each issued and outstanding share of Issuer Common Stock will be converted into the right to receive $2.40 in cash. The completion of the Merger is subject to stockholder approval, receipt of necessary approvals under United States antitrust laws and other customary closing conditions.

The Merger Agreement is attached to this filing as Exhibit 1 and any references to or descriptions of the Merger and the Merger Agreement are qualified in their entirety by reference to the Merger Agreement, which is incorporated by reference herein in its entirety where such references or descriptions appear.

In connection with the execution and delivery of the Merger Agreement, CMG and directors and their affiliates and two of the executive officers of Issuer (including Walden VC II, WMIT, WCap2, WaldenVC II-Side and Mr. Eskenazi) entered into a voting agreement, dated March 24, 2004 (the “Voting Agreement”), with respect to an aggregate of 10,698,839 shares of Issuer Common Stock, including 4,526,222 shares held by Walden VC II, 2,774,616 shares held by WMIT, 417,818 shares held by WCap2, 385,464 shares held by WaldenVC II-Side and 34,449 shares held by Mr. Eskenazi.

The Voting Agreement provides that the respective stockholders shall not, among other things, transfer any of such party’s shares of Issuer Common Stock subject to the Voting Agreement until the expiration date of the Voting Agreement. The expiration of the Voting Agreement is the earlier of (i) the effective time of the Merger or (ii) the

SCHEDULE 13D

CUSIP No. 25388M100	Page 17 of 21 Pages

termination of the Merger Agreement. In addition, the Voting Agreement provides that, until the expiration of the Merger Agreement, the respective stockholders shall vote (i) in favor of the Merger Agreement and the Merger contemplated thereby, (ii) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Merger Agreement, and (iii) against any action or agreement that would impede, interfere with, delay, postpone or attempt to discourage the Merger or any other transactions contemplated by the Merger Agreement.

In connection with the Voting Agreement, each respective stockholder has also granted to CMG an irrevocable proxy with respect to the Issuer Common Stock held by such stockholder and subject to the Voting Agreement, which allows representatives of CMG to vote as set forth above.

References to and descriptions of the Voting Agreement in this Item 4 and throughout this Schedule 13D are qualified in their entirety by this reference to the form of Voting Agreement, which is filed as Exhibit 2 to this Schedule 13D, where such references or descriptions appear.

Item 5.	Interest in Securities of the Issuer.

WaldenVC II is the beneficial owner of 4,526,222 shares of common stock. Such shares represent approximately 9.1% of Issuer Common Stock based upon 49,785,858 shares of Issuer Common Stock outstanding. Pursuant to the Voting Agreement, WaldenVC II has shared voting and dispositive power over 4,526,222 shares.

WaldenVC II-Side is the beneficial owner of 385,464 shares of Issuer Common Stock. Such shares represent approximately 0.8% of Issuer Common Stock based upon 49,785,858 shares of Issuer Common Stock outstanding. Pursuant to the Voting Agreement, WaldenVC II-Side has shared voting and dispositive power over 385,464 shares.

WMIT is the beneficial owner of 2,774,616 shares of Issuer Common Stock. Such shares represent approximately 5.6% of Issuer Common Stock based upon 49,785,858 shares of Issuer Common Stock outstanding. Pursuant to the Voting Agreement, WMIT has shared voting and dispositive power over 2,774,616 shares.

WCap2 is the beneficial owner of 417,818 shares of Issuer Common Stock. Such shares represent approximately 0.8% of Issuer Common Stock based upon 49,785,858 shares of Issuer Common Stock outstanding. Pursuant to the Voting Agreement, WCap2 has shared voting and dispositive power over 417,818 shares.

WaldenVC is the beneficial owner of 4,911,686 shares of Issuer Common Stock. Such shares represent approximately 9.9% of Issuer Common Stock based upon 49,785,858 shares of Issuer Common Stock outstanding. WaldenVC has shared voting and dispositive power over 4,911,686 shares subject to the Voting Agreement.

Walden Media is the beneficial owner of 2,774,616 shares of Issuer Common Stock. Such shares represent approximately 5.6% of Issuer Common Stock based upon 49,785,858 shares of Issuer Common Stock outstanding. Walden Media has shared voting and dispositive power over 2,774,616 shares subject to the Voting Agreement.

WP2 is the beneficial owner of 417,818 shares of Issuer Common Stock. Such shares represent approximately 0.8% of Issuer Common Stock based on 49,785,858 shares of Issuer Common Stock outstanding. WP2 has shared voting and dispositive power over 417,818 shares subject to the Voting Agreement.

Steven Eskenazi is the beneficial owner of 7,720,751 shares of Issuer Common Stock. Such shares represent approximately 15.5% of Issuer Common Stock based upon 49,785,858 shares of Issuer Common Stock outstanding. Pursuant to the Voting Agreement, Mr. Eskenazi has shared voting and dispositive power over 7,720,751 shares.

SCHEDULE 13D

CUSIP No. 25388M100	Page 18 of 21 Pages

Philip Sanderson is the beneficial owner of 4,923,436 shares of Issuer Common Stock. Such shares represent approximately 9.9% of Issuer Common Stock based upon 49,785,858 shares of Issuer Common Stock outstanding. Mr. Sanderson has sole voting and dispositive power over 11,750 shares and shared voting and dispositive power over 4,911,686 shares subject to the Voting Agreement.

George Sarlo is the beneficial owner of 3,205,989 shares of Issuer Common Stock. Such shares represent approximately 6.4% of Issuer Common Stock based upon 49,785,858 shares of Issuer Common Stock outstanding. Mr. Sarlo has sole voting and dispositive power over 13,555 shares and shared voting and dispositive power over 3,192,434 shares subject to the Voting Agreement.

Arthur Berliner is the beneficial owner of 8,137,675 shares of Issuer Common Stock. Such shares represent approximately 16.3% of Issuer Common Stock based upon 49,785,858 shares of Issuer Common Stock outstanding. Mr. Berliner has sole voting and dispositive power over 33,555 shares and shared voting and dispositive power over 8,104,120 shares subject to the Voting Agreement.

Lawrence Marcus is the beneficial owner of 4,911,686 shares of Issuer Common Stock. Such shares represent approximately 9.9% of Issuer Common Stock based upon 49,785,858 shares of Issuer Common Stock. Mr. Marcus has shared voting and dispositive power over 4,911,686 shares subject to the Voting Agreement.

Matthew Miller is the beneficial owner of 4,911,686 shares of Issuer Common Stock. Such shares represent approximately 9.9% of Issuer Common Stock based upon 49,785,858 shares of Issuer Common Stock outstanding. Mr. Miller has shared voting and dispositive power over 4,911,686 shares subject to the Voting Agreement.

Except for entering into the Voting Agreement as described in Item 4 above, no transactions in the Issuer Common Stock were effected by any of the Reporting Persons above.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

To the best knowledge the Reporting Persons, except as described above and in Items 3 through 5 of this Statement on Schedule 13D, which are incorporated by reference in this Item 6, there are no contracts, arrangements, understandings or relationship (legal or otherwise) giving the Reporting Persons and between such persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

SCHEDULE 13D

CUSIP No. 25388M100	Page 19 of 21 Pages

Item 7.	Material to be filed as Exhibits.

EXHIBIT NO.	DESCRIPTION

1	Agreement and Plan of Merger, dated as of March 24, 2004, among Convergys Customer Management Group Inc., Socrates Acquisition Corp. and DigitalThink, Inc.

2	Voting Agreement, dated as of March 24, 2004, among Convergys Customer Management Group Inc. and certain directors and their affiliates and two of the executive officers of DigitalThink, Inc.

3	Joint Filing Agreement dated April 8, 2004.

SCHEDULE 13D

CUSIP No. 25388M100	Page 20 of 21 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 8, 2004	WaldenVC II, L.P.

By:
WaldenVC, LLC General Partner

		By:	/s/ ARTHUR BERLINER

Arthur Berliner Manager

WaldenVC II-Side, L.P.

By:
WaldenVC, LLC General Partner

	By:	/s/ ARTHUR BERLINER

Arthur Berliner Manager

Walden Media and Information Technology Fund, L.P.

By:
Walden Media, LLC General Partner

	By:	/s/ ARTHUR BERLINER

Arthur Berliner Manager

Walden Capital Partners II, L.P.

By:
Walden Partners II, L.P. General Partner

	By:	/s/ ARTHUR BERLINER

Arthur Berliner General Partner

WaldenVC, LLC

By:	/s/ ARTHUR BERLINER

Arthur Berliner Manager

SCHEDULE 13D

CUSIP No. 25388M100	Page 21 of 21 Pages

Walden Media, LLC

By:	/s/ ARTHUR BERLINER

Arthur Berliner Manager

Walden Partners II, L.P.

By:	/s/ ARTHUR BERLINER

Arthur Berliner General Partner

By:	/s/ STEVEN ESKENAZI

Steven Eskenazi

By:	/s/ PHILIP SANDERSON

Philip Sanderson

By:	/s/ GEORGE SARLO

George Sarlo

By:	/s/ ARTHUR BERLINER

Arthur Berliner

By:	/s/ LAWRENCE MARCUS

Lawrence Marcus

By:	/s/ MATTHEW MILLER

Matthew Miller